Exhibit 9.1

First Amendment to the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees

By virtue and in exercise of the amendment powers reserved to Sauer-Danfoss Inc. (the “Company”) under Article 9 of the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees (the “Plan”), the Plan is hereby amended, effective December 31, 2004, by adding a new Article 1A immediately following Article 1 of the Plan as follows:

ARTICLE 1A

Freezing of the Plan Effective December 31, 2004

Effective December 31, 2004 (the “Freeze Date”), the Sauer-Danfoss Inc. Deferred Compensation Plan for Selected Employees (the “Plan”) is freezing

(a)           participation under Article 4 for all Employees of the Company or of a member of a Related Group with the Company, and

(b)           Participant deferral contributions under Article 5 for all Employees of the Company or of a member of a Related Group with the Company.

Although Participant account balances (as provided for in Article 6) will no longer grow due to Participant deferral contributions, such account balances shall continue to accumulate earnings based on the Participant’s Earnings Credit Rate.

Notwithstanding any other provisions of the Plan, the following provisions shall apply:

1A.1        No Employees of the Company or of a member of a Related Group with the Company, other than Employees who are Participants immediately prior to the Freeze Date, shall become Participants in the Plan after the Freeze Date.

1A.2        No deferral contributions under Article 5 shall be made to the Plan after the Freeze Date.

1A.3        The Company may adopt such further amendments to the Plan, as it, or such person(s) to which it delegates this authority, considers necessary or desirable.